Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Six Months Ended June 30,				Twelve Months Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Earnings (loss) before income taxes	$2,288.0		$1,941.5		$2,861.2		$3,734.2		$776.3		$560.6		$780.0
Add:
Distributions from affiliated companies	12.4		26.8		37.7		39.7		55.6		48.3		26.4
Interest expense, net of capitalized interest	367.0		388.7		774.9		847.2		968.6		821.8		448.9
Capitalized interest amortized	—		—		—		—		—		2.2		5.7
1/3 of rental expense	207.2		199.2		332.6		317.2		332.5		279.4		200.6

Total Earnings	$2,874.6		$2,556.2		$4,006.4		$4,938.3		$2,133.0		$1,712.3		$1,461.6

Fixed charges:
Interest expense, net of capitalized interest	$367.0		$388.7		$774.9		$847.2		$968.6		$821.8		$448.9
1/3 of rental expense	207.2		199.2		332.6		317.2		332.5		279.4		200.6

Total fixed charges	$574.2		$587.9		$1,107.5		$1,164.4		$1,301.1		$1,101.2		$649.5
Preferred Stock dividend requirements	—		—		—		—		—		—		0.8

Total fixed charges and Preferred Stock dividend requirements	$574.2		$587.9		$1,107.5		$1,164.4		$1,301.1		$1,101.2		$650.3

Ratio of earnings to fixed charges	5.0	x	4.3	x	3.6	x	4.2	x	1.6	x	1.6	x	2.3	x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	5.0	x	4.3	x	3.6	x	4.2	x	1.6	x	1.6	x	2.2	x